Exhibit 99.1

Stadium Capital Management Nominates Four Exceptionally Qualified Director Candidates to Sleep Number’s Board of Directors

Slate Includes Sleep Number’s Former Chairman and Interim CEO and Director Candidates with Significant Shareholdings, Capital Allocation and Product Innovation Expertise and Track Records Overseeing Value-Enhancing Turnarounds

Contends that its Director Candidates – Patrick A. Hopf, Jeffrey T. Jackson, Jessica M. Prager and Kevin Baker – Are Best Positioned to Identify Sleep Number’s Next CEO and Put the Company Back on the Path to Growth and Profitability

NEW CANAAN, Conn.--(BUSINESS WIRE)—Stadium Capital Management, LLC (together with certain of its affiliates, “Stadium Capital” or “we”) is the largest shareholder of Sleep Number Corporation (NASDAQ: SNBR) (“Sleep Number” or the “Company”), owning approximately 11.7% of the Company’s outstanding shares. Today, Stadium Capital issued the below letter to shareholders regarding its nomination of four highly qualified, independent candidates for election to the Company’s Board of Directors (the “Board”) at the 2025 Annual Meeting of Shareholders (the “Annual Meeting”).

***

December 2, 2024

Fellow Shareholders:

Stadium Capital is Sleep Number’s largest shareholder, holding approximately 11.7% of the Company’s outstanding shares. Last week, we expressed our grave concerns with Sleep Number’s financial underperformance, corporate governance and flawed CEO search process and made specific proposals to solve these pressing issues. Based on the conversations we had with many of you both before and after the publication of our letter, we are confident the majority of you share our frustrations. That is why it was so surprising to see the Board respond by vehemently defending its actions, instead of pursuing the path of private collaboration with its largest shareholder (as we have done with Sleep Number previously).

Today we are writing to inform you that we have nominated four exceptionally qualified directors with capital allocation, product innovation, business turnaround and unrivaled industry experience for election to Sleep Number’s Board at the upcoming Annual Meeting. We did not come to this decision lightly, as we strongly prefer private engagement with the management teams and boards of our portfolio companies on ideas for value creation and improved governance. In this case, our hand has been forced because Sleep Number’s Board is unwilling to work with its largest shareholder to add new directors to the boardroom to ensure an independent CEO search, and most concerningly, seems intent on continuing on its current perilous path. This was made particularly evident by the Board’s decision to reject our November 12th and November 25th proposals (seemingly without entertaining them whatsoever) that would have ensured a truly independent CEO search process. Concerningly, the Board’s obstinance is occurring in the face of investors embracing the prospect of change, with Sleep Number’s shares appreciating 20% since we highlighted the path to enhanced value in our letter last week.

1

Most troubling in the Board’s response, which failed to address any of our concerns, was its characterization of our request as “unusual” for direct participation in the CEO search – the most consequential decision facing the Company over the next decade. Under standard circumstances, we believe a willing and experienced owner who holds more stock than the entire Board by many multiples should have a seat at the table for such a momentous decision. In these specific circumstances, where the long-tenured directors directly involved in this critical decision have such abysmal track records of value destruction, it is especially vital. A thoughtful and open-minded Board should welcome the input of a diligent, patient and large owner who brings a valuable and differentiated perspective to this enormously consequential decision.

Unfortunately for this Board, the facts are starkly obvious: Sleep Number’s long-tenured directors (Shelly Ibach, Stephen Gulis, Brenda Lauderback, Michael Harrison and Barbara Matas, in particular) have failed all of us as fiduciaries. They have not only harmed but are now also insulting key constituents – the shareholders they are supposed to represent and the employees who are the heart and soul of the organization they govern – by wasting our money to protect their lucrative roles as directors for as long as possible. Their indefensible long-term record and recent self-serving actions make it overwhelmingly clear that they cannot be trusted with the important decisions that lie ahead.

To fix this broken situation, we have nominated four highly qualified individuals who have the necessary expertise and independence to address Sleep Number’s most pressing issues. Our nominees are:

Patrick A. Hopf

Mr. Hopf is the former Interim CEO and Chairman of Sleep Number and a successful private investor in consumer-oriented companies. He will bring a positive track record of value creation as well as strategic change and board development experience.

-	Proven Value Creator with Deep Knowledge of Sleep Number: At St. Paul Venture Capital – one of the ten largest venture capital firms in the U.S. at its peak – Mr. Hopf led the firm’s investment in Sleep Number (then called Select Comfort) in 1991 and later became the Company’s Interim CEO and Chairman. Mr. Hopf oversaw multiple turnarounds at Sleep Number and during his leadership, Sleep Number’s market value grew to over $1.4 billion. He started the direct response sales channel at Sleep Number, helped launch the retail channel and Roadshow channel, and was instrumental in establishing the internet channel in the late 1990s.
-	Experience in Board Development and CEO Searches: Mr. Hopf has been on the boards of more than 30 private companies and was the Chairman of many of them, including Sleep Number, where he led three separate CEO searches for Sleep Number.
-	Strong Alignment with Shareholders: Mr. Hopf has steadfastly represented shareholder interests as a public market investor, private investor, board member and operating manager for over 40 years. Mr. Hopf also has a significant personal investment in Sleep Number.

Jeffrey T. Jackson

Mr. Jackson is an experienced CEO and public company director with an outstanding record of value creation and extensive experience managing cyclical companies across market cycles, which will be particularly relevant for Sleep Number.

-	Proven Value Creator: After Mr. Jackson was named CEO of PGT Innovations (“PGT”), the company’s shareholder returns annualized in the high-teens and PGT more than doubled EBITDA through organic growth and M&A activity.
-	Extensive Experience Managing a Cyclical Business Across All Phases of Growth: Prior to ascending to the CEO role, Mr. Jackson also served as PGT’s CFO, where he helped guide the business through the housing boom, bust and subsequent recovery, including effectively managing its cost structure to successfully position the company to capitalize on value-enhancing opportunities when the market recovered.
-	Experience Selling Products Through Multiple Distribution Channels: Mr. Jackson drove accretive growth across PGT’s portfolio of brands by selling its various products through company-owned retail stores, third-party retailers and independent dealers.

2

Jessica M. Prager

Ms. Prager has extensive experience building and scaling high-performing, culturally relevant brands. Her expertise in leveraging consumer data, driving product innovation and bridging digital and physical touchpoints will be particularly relevant in helping Sleep Number achieve its growth potential.

-	Proven Value Creator: Ms. Prager is Senior Vice President of Product at Roman Health Ventures (“Ro”), where she was one of the company’s first 10 employees and has been instrumental in scaling the company, which is now valued at $7 billion. She has helped drive Ro’s significant growth and cement its position as a leader in the consumer healthcare technology space.
-	Expertise in Leveraging Consumer Data and Insights to Drive Growth: Ms. Prager has a proven track record of using consumer data at scale and analyzing consumer insights to refine customer experiences and optimize growth marketing strategies. She has deep experience in demand generation, direct-response marketing strategies, brand building and optimizing ecommerce platforms from her roles at Ro, ClassPass, Bain & Company and PepsiCo.
-	Track Record of Marrying Brand Vision with Consumer Experience: At ClassPass, Ms. Prager helped redefine how consumers access fitness and wellness, connecting digital discovery with physical participation. At Warby Parker, she supported the launch of the company’s first permanent physical retail store, creating an omnichannel model that set new industry standards. Across Ro, ClassPass and Warby Parker, she has demonstrated an ability to scale businesses while maintaining brand integrity and cultural relevance.

Kevin Baker

Mr. Baker is a Managing Partner at Stadium Capital, Sleep Number’s largest owner, and will bring a much-needed ownership perspective to Sleep Number’s boardroom.

-	Shareholder Perspective with a Clear Understanding of Sleep Number’s Business: Exceptionally deep research and due diligence is a centerpiece of Stadium Capital’s patient investment strategy. As part of Stadium Capital’s investment team, Mr. Baker has led extensive due diligence spanning a decade on Sleep Number and the mattress industry. Mr. Baker will bring the largest shareholder’s perspective to the boardroom and be laser-focused on driving value for all shareholders.
-	Capital Allocation and Financial Markets Expertise: Mr. Baker has 14 years of experience as an investor in public companies, with significant experience working directly with the leadership teams of Stadium Capital’s portfolio companies on value-enhancing capital allocation and capital structure decisions.

Our nominees’ highly effective and complementary skillsets will ensure that a refreshed, unbiased Board works constructively to identify the biggest causes of Sleep Number’s underperformance, uses those insights to identify the best CEO, and empowers and incentivizes Sleep Number’s next CEO to reignite the Company’s growth, profitability and market value. Most importantly, this refreshed Board will put Sleep Number’s owners’ interests above its own.

3

We continue to believe that it is in the best interest of all shareholders for Sleep Number to collaborate with us by pursuing the path we articulated in our November 25th letter: work with us to refresh the Board, appoint an Executive Chairman and ensure a wholly independent CEO search process to identify the Company’s next leader. That is certainly the overwhelming message we have heard from fellow shareholders, and to be clear, that is our preferred outcome. However, if the Board continues down a self-serving path and unnecessarily squanders resources to defend those who are most responsible for the current calamity, then we will look forward to letting the owners decide the future of our Company at the Annual Meeting in spring 2025.

Sincerely,

The Stadium Capital Investment Team

***

About Stadium Capital

Stadium Capital Management, LLC seeks to apply a patient, private equity approach to public market investing, anchored by deep fundamental research. Since our strategy inception in 1997, we have invested in a concentrated portfolio of smaller-cap, public companies across North America and Europe with a long-term investment horizon and a focus on high-quality businesses with durable free cash flow. We have almost three decades of deep investment experience through multiple full market cycles, working closely and collaboratively with our portfolio companies. For more information, visit www.StadiumCapital.com.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Stadium Capital Partners, L.P. (“SCP”), together with the other participants named herein (collectively, “Stadium Capital”), intend to file a preliminary proxy statement and accompanying WHITE universal proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of Stadium Capital’s slate of highly-qualified director nominees at the 2025 annual meeting of shareholders of Sleep Number Corporation, a Minnesota corporation (the “Company”).

STADIUM CAPITAL STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be SCP, Stadium Special Opportunity I, L.P. (“SSO”), Stadium Capital Management GP, L.P. (“SCMGP”), Stadium Capital Management, LLC (“SCM”), Alexander M. Seaver, Kevin Baker, Patrick A. Hopf, Jeffrey T. Jackson and Jessica M. Prager.

4

As of the date hereof, SCP directly beneficially owns 2,215,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of the Company. As of the date hereof, SSO directly beneficially owns 401,459 shares of Common Stock. SCMGP, as the general partner of SCP and SSO, may be deemed to beneficially own the 2,616,459 shares of Common Stock owned in the aggregate by SCP and SSO. SCM, as the investment advisor to SCP and SSO and as the general partner of SCMGP, may be deemed to beneficially own the 2,616,459 shares of Common Stock owned in the aggregate by SCP and SSO. Mr. Seaver, as the manager of SCM, may be deemed to beneficially own the 2,616,459 shares of Common Stock owned in the aggregate by SCP and SSO. As of the date hereof, Mr. Hopf directly beneficially owns 51,500 shares of Common Stock, which includes 1,500 shares of Common Stock underlying certain call options that are currently exercisable. As of the date hereof, Messrs. Baker and Jackson and Ms. Prager do not beneficially own any shares of Common Stock.

***

Contacts

Longacre Square Partners

Charlotte Kiaie / Bela Kirpalani, 646-386-0091

ckiaie@longacresquare.com / bkirpalani@longacresquare.com

###

5